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EXHIBIT 2.2

UNITED STATES BANKRUPTCY COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

In re:	)
	)	Chapter 11
PLATINUM ENTERTAINMENT, INC.,	)
a Delaware corporation,	)	Case No. 00 B 21646
)
Debtor.	)	Honorable Eugene R. Wedoff

SUMMARY DISCLOSURE STATEMENT FOR EQUITY SECURITY HOLDERS REGARDING THE JOINT AMENDED PLAN OF REORGANIZATION

To: Holders of Record of Equity
        Securities of Platinum Entertainment, Inc.

    On June 15, 2001, Platinum Entertainment, Inc. (the "Debtor") and its Official Committee of Unsecured Creditors filed their Joint Plan of Reorganization (the "Plan"). Among other things, the Plan provides that all existing shares of the Debtor's common and preferred stock will be cancelled and new common shares will be issued to First Source Financial, LLP, the Debtor's principle secured lender. Under the Bankruptcy Code, when equity security holders will not receive any distribution under a plan, they are presumed to have voted to reject the plan. Accordingly, the Debtor will inform the Bankruptcy Court of the deemed rejection by its shareholders at the hearing on confirmation of the Plan. Nevertheless, because the Plan does not provide for distributions to any class of interests which are junior to shareholders, Section 1129(d) of the Bankruptcy Code authorizes the court to confirm the Plan over the deemed rejection by the Debtor's shareholders if the Bankruptcy Court finds that the Plan is fair and equitable and does not unfairly discriminate.

    On July 26, 2000, the Debtor filed its petition for relief under Chapter 11 of the Bankruptcy Code. Subsequently, the Debtor, filed its amended schedule of assets and liabilities. The assets and liabilities scheduled aggregate $13,312,178.00 and $43,148,039.24, respectively. A liquidation analysis performed by the Debtor attached to this notice as Exhibit 1, indicates that as of July 26, 2000 Debtor's assets were insufficient to pay any shareholder or creditor other than First Source and that no funds would be available for distribution to shareholders of the Debtor. Accordingly, the Plan provides that all existing equity securities of the Debtor will be cancelled and that the holders of the Debtor's common and preferred shares will not return their shares or receive any distribution under the Plan.

    Before filing the Plan, the Debtor analyzed its assets and liabilities and attempted to sell its assets on a going concern basis in order to produce the greatest return for its creditors and equity security interest holders. For several months following its bankruptcy petition, the Debtor marketed its assets for sale. However, it only received two expressions of interest, both of which were contingent upon due diligence examinations, in the amounts of $15 million and $25 million, respectively. The Debtor and First Source believed that these offers were too low and instead the Debtor proposed a plan of reorganization as opposed to the sale of its assets.

    Enclosed with this summary disclosure statement you will also find a Notice of the Hearing on Confirmation of the Plan. The notice informs shareholders of the date and location of the hearing on confirmation, the procedures for objecting a confirmation of the Plan.

    ALL STOCKHOLDERS ARE URGED TO READ THIS CONFIRMATION NOTICE IN ITS ENTIRETY.

    NOTICE: IF YOU HOLD EQUITY SECURITIES OF THE DEBTOR AS NOMINEE FOR OR FOR THE BENEFIT OF ANOTHER PARTY, YOU ARE DIRECTED TO IMMEDIATELY DELIVER A COPY OF THIS NOTICE AND THE ENCLOSED DOCUMENTS TO ALL BENEFICIAL HOLDERS OF SUCH EQUITY SECURITIES REGISTERED UNDER YOUR NAME, YOU MAY OBTAIN ADDITIONAL COPIES OF THESE DOCUMENTS UPON REQUEST FROM             .

Dated: ________________________

Counsel for Platinum Entertainment, Inc.

    Daniel A. Zazove
    Barbara L. Yong
    Karen G. Kranbuehl
    FIELD & GOLAN
    Three First National Plaza
    70 West Madison Street, Suite 1500
    Chicago, Illinois 60602-4206

Platinum Entertainment Inc.—Chapter 7 Analysis (Projected)

	Balance Sheet as of 12/31/2000	Estimated Liquidation	Percent Recovery
Assets
Cash in Bank	$0	$0	100%
Inventory(1)	$6,817,000	$1,200,000	18%
Receivables	$6,384,000	$1,000,000	15%
Catalog (Appraised Value 3/31/00)	$37,000,000	$15,000,000	41%
Equipment (Warehouse, Computers, etc.)	$1,638,000	$32,000	2%
Litigation Recoveries		$750,000
TOTAL:	$51,839,000	$17,232,000

Liquidations Expenses
Administrative Expense Claims (DIP Loan)		$4,000,000
Professional Fees		$400,000
Priority Wages and Benefits		$225,000
Costs of Catalog Sale (5%)		$861,600
Cost of Equipment Sale (15%)		$4,800
		$5,491,400

Total Available to creditor and shareholders:		$11,745,400

Claims
Secured creditor		$34,500,000
Unsecured claims filed and scheduled		$105,405,000
Additional unsecured claim arising from Lease rejection		$3,500,000
Total Claims:		$143,405,000

Estimated Distribution to Creditors and Shareholders:
Secured Creditor		$11,745,400	34.0446%
All other creditors and shareholders		$(131,659,600)	0.0000%

(1)
.20 per unit × 8mm units—subject to mechanical license requirements

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  EXHIBIT 2.2
Platinum Entertainment Inc.—Chapter 7 Analysis (Projected)